Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTION

CSA BUILDING ASSET LEASE AGREEMENT

On 19 January 2018, the Company has entered into the CSA Building Asset Lease Agreement with GSAC for a term of three years commencing from 19 January 2018 to 18 January 2021.

As the applicable percentage ratios (other than the profits ratio) for the CSA Building Asset Lease Agreement (after aggregation with the Property and Land Lease Framework Agreement) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the CSA Building Asset Lease Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

1.	CSA BUILDING ASSET LEASE AGREEMENT

On 19 January 2018 (after trading hours), the Company has entered into the CSA Building Asset Lease Agreement with GSAC for a term of three years commencing from 19 January 2018 to 18 January 2021.

Subject Matter

Pursuant to the CSA Building Asset Lease Agreement, GSAC has agreed to lease to (i) certain offices at floors 1-10, 12 and 17-36 in CSA Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou with an aggregate gross floor area of not exceeding 88,396 square meters at an annual rental of not exceeding RMB159,112,800; and (ii) 550 parking lots in CSA Building at an annual rental of not exceeding RMB5,520,000 for a term of three years commencing from 19 January 2018 to 18 January 2021. CSA Building is developed by GSAC for office and business purpose. The annual rental will be payable on a quarterly basis and will be funded by the internal resources of the Company.

The annual rental payable by the Company is determined after arm’s length negotiation by the parties, and the annual rental for the offices was adjusted with reference to real property rental assessment report dated 4 January 2018 prepared by Shenzhen Cushman & Wakefield Land & Property Appraisal Co., Ltd. taking into account the nature and development of the surrounding areas, the transportation condition, the prevailing market rental for office buildings located at Guangzhou and similar locations. According to the aforementioned real property rental assessment report, Shenzhen Cushman & Wakefield Land & Property Appraisal Co., Ltd. used a comparative method to determine the annual rental for the offices after considering various factors. The comparable office buildings used are set out in the table below:

Property	Hongding Yunjinghui	Baiyun Greenland Center	Baiyun Wanda Plaza
Use	Office	Office	Office

Location	559 - 571 Yuncheng East Road, Baiyun District, Guangzhou	888 Yuncheng West Road, Baiyun District, Guangzhou	509 Yuncheng East Road, Baiyun District, Guangzhou
Rental (RMB/square meter (construction floor area) /month)/ Floor/ Decoration	140-150/ Middle/ Roughcast	150-160/ Middle-Upper/ Decorated	100-120/ Middle-Upper/ Decorated

Years Used (year)	approximately 2	approximately 3	approximately 6

Valuation Date	November 2017	November 2017	November 2017

The annual rental for the parking lots payable by the Company is determined after arm’s length negotiation by the parties and was determined to be RMB800 or RMB1,200 for each parking lot (depending on the different floors) with reference to the prevailing market rental for office buildings with parking lots located in the same area as the CSA Building. The comparable office buildings with parking lots used are set out in the table below:

Property	Baiyun Greenland Center	Hongding Yunjinghui

Charges (November 2017)	RMB800/month	RMB800 - RMB1,200/month
Time for Commissioning	Year 2013	Still available for leasing as of November 2017

Annual Cap

With reference to abovementioned rental as shown in the real property rental assessment report, the maximum annual rental payable pursuant to the CSA Building Asset Lease Agreement is set at RMB164,632,800 and is set out below per financial year:

		Units: RMB in yuan
	19 January 2018 to 31 December 2018	For the year ending 31 December 2019	For the year ending 31 December 2020	1 January 2021 to 18 January 2021
Maximum rental payable	156,513,922	164,632,800	164,632,800	8,118,878

Reasons for and Benefits of entering into the CSA Building Asset Lease Agreement

With the business development of the Group and the increase in employees working at the headquarter of the Group in Guangzhou, the current headquarter building does not have enough room, so it is necessary for the Company to use the CSA Building as its new headquarter. In addition, the CSA Building is located at Guangzhou Baiyun Xincheng, which is a prime location with convenient traffic conditions and comprehensive supporting facilities. The Company using the CSA Building as its new headquarter will help promote the sustainable development of the Company, enhance the overall image of the Company and ease of travel, which is of great significance to the sustainable and steady development of the Company in the future. The Company believes that the lease transactions under the CSA Building Asset Lease Agreement does not only meet the needs of future business development of the Group, but also align the Company’s office premises with the Company’s branding and image.

The Board (including the independent non-executive Directors) considers that the terms of the CSA Building Asset Lease Agreement and the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

2.	IMPLICATIONS UNDER THE LISTING RULES

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 50.59% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. GSAC is a wholly-owned subsidiary of CSAHC, thus it is a connected person of the Company under the Listing Rules. The transactions contemplated under the CSA Building Asset Lease Agreement constitute continuing connected transactions for the Company under the Listing Rules.

Pursuant to the Listing Rules, the lease transactions contemplated under the CSA Building Asset Lease Agreement shall be aggregated with the previous land lease transactions and property lease transactions contemplated under the Property and Land Lease Framework Agreement. Save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under the CSA Building Asset Lease Agreement under Rules 14.22 and 14A.81 of the Listing Rules.

Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for the CSA Building Asset Lease Agreement (after aggregation with the Property and Land Lease Framework Agreement as disclosed above) are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the CSA Building Asset Lease Agreement are only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang, were required to abstain from voting in respect of the resolution to approve the CSA Building Asset Lease Agreement. All the remaining four Directors who were entitled to vote, unanimously approved the resolutions approving the CSA Building Asset Lease Agreement.

3.	GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business activity of CSAHC is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

The principal business activity of GSAC is that of engagement of real property.

DEFINITIONS

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSA Building”	China Southern Air Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou, Guangdong Province, the PRC, developed by GSAC

“CSA Building Asset Lease Agreement”	the CSA Building asset lease agreement dated 19 January 2018 entered into between the Company and GSAC for a term of three years from 19 January 2018 to 18 January 2021

“CSAHC”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“GSAC”	Guangzhou Southern Airlines Construction Company Limited, a wholly-owned subsidiary of CSAHC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Property and Land Lease Framework Agreement”	the property and land lease framework agreement dated 16 December 2016 entered into between the Company and CSAHC for a term of three years from 1 January 2017 to 31 December 2019

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By order of the Board of
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the PRC

19 January 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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